Exhibit (a)(3)

[LETTERHEAD OF NATIONAL COMPUTER SYSTEMS, INC.]

August 7, 2000

Dear Fellow Shareholder:

    I am very pleased to inform you that National Computer Systems, Inc. ("NCS") has entered into a merger agreement with Pearson plc, pursuant to which a subsidiary of Pearson has commenced a tender offer to purchase all of the outstanding shares of NCS common stock for $73.00 per share in cash. I believe that the transaction is an outstanding one for NCS shareholders. Among other things, the $73.00 offer price per share represents a 25.6% premium over the closing price of NCS common stock on July 28, 2000 (the last trading day before the agreement was announced), and a 43.0% premium over average closing price for the 30-day trading period ended on July 28, 2000. We are very excited about the transaction and hope you share our view.

    The tender offer is conditioned, among other things, upon at least a majority of the shares of NCS common stock on a fully diluted basis being tendered and not withdrawn and upon the receipt of regulatory approvals. The tender offer will be followed by a merger in which each share of NCS common stock not purchased in the tender offer will be converted into the right to receive, in cash, the same price as is paid in the tender offer. No cash dividends will be paid to NCS shareholders during the pendency of the transaction with Pearson.

    YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF NCS AND ITS SHAREHOLDERS. THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS ACCEPT THE PEARSON OFFER AND TENDER THEIR SHARES OF NCS COMMON STOCK PURSUANT TO THE OFFER.

    In arriving at its recommendation, the Board of Directors considered a number of factors, as described in the attached Schedule 14D-9. Included as an annex to the attached Schedule 14D-9 is the written opinion dated July 30, 2000 of the Company's financial advisor, Salomon Smith Barney Inc., to the effect that, as of the date of the opinion and based upon and subject to certain matters described in such opinion, the $73.00 per share cash consideration to be received in the tender offer and the merger by holders of NCS common stock (other than Pearson and its affiliates) was fair, from a financial point of view, to such holders. You should read the opinion carefully and in its entirety for a description of the assumptions made, matters considered and limitations on the review undertaken by Salomon Smith Barney Inc.

    Enclosed are the Pearson Offer to Purchase dated August 7, 2000, the Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. The attached Schedule 14D-9 describes in more detail the reasons for your Board's conclusions and contains other information relating to the tender offer. We urge you to consider this information carefully.

                      Sincerely,

                      /s/ RUSSELL A. GULLOTTI
                      Russell A. Gullotti
                       Chairman of the Board, President and
                      Chief Executive Officer